                                                                   EXHIBIT 99.1

EIMO OYJ STOCK EXCHANGE RELEASE 14.11.2001 AT 8.30 a.m. 1 (8)

INTERIM REPORT JANUARY - SEPTEMBER 2001
Figures are not audited

GLOBAL SERVICE PROVIDER

- Merger completed in August
- Integration in full swing
- Turnover EUR 92.0 million, growth of 28%

Performance in January-September

The Company recorded a turnover in January-September 2001 of EUR 92.0 million (EUR 71.8 million in the corresponding period in the previous year), reflecting growth of 28.0%. The operating profit was EUR 3.3 (10.3) million and profit before extraordinary items was EUR 2.0 (10.3) million. The non-diluted and diluted earnings per share were EUR 0.031 (EUR 0.16, respectively).

Despite the difficult situation in the mobile communications and other markets, the Company's turnover reflected minor growth before adding new sales obtained through the acquisition of Triple S. International expansion and continued sales of profitable but lower margin bought-in components negatively affected profitability as a percent of sales. Extraordinary expenses of EUR 1.2 million during the period consisted mainly of costs recorded under the initial merger agreement between Triple S and Eimo which was terminated and reinstated on amended terms.

Eimo's income tax liability continues to be calculated on a consolidated basis, although the basis of tax calculation has changed somewhat from that recorded for 30 June, 2001, due to the availability of certain tax relief as a result of Eimo's non-Finnish operations, the availability of such tax relief having now been confirmed.

Gross investments during January to September totaled EUR 34.9 (21.8) million, of which EUR 27.4 million represented corporate acquisitions. Of this, EUR 25.1 million was the cost of the Triple S acquisition, of which cost EUR 24.8 million was paid through an exchange of shares. Total consolidated assets at 30 September, 2001 were EUR 161.0 (94.2) million.

The Company's financial position remained stable. The Company's equity ratio was 48.0% at 30 September, 2001.

Eimo employed on average 1046 (736) people during January - September 2001. On 30 September, the Company had 1664 employees.

                              2 (8)

Developments in the Third Quarter

For financial reporting purposes, the financial results of Triple S Plastics, Inc. and its subsidiaries have been consolidated with Eimo since 16 August, 2001 as a result of the acquisition described below. Overall, sales of EUR 43.1 million and operating profit of 5.5% in the third quarter were in line with expectations. Sales from European and Asian operations were below target, and their profitability was a disappointment partly due to unexpectedly high ramp-up costs, which problems have since been overcome. In the Americas, September sales exceeded forecast and resulted in an operating profit for the period clearly above expectations. The quarter's cash flow after investments - excluding the Triple S acquisition - was EUR 2.9 million.

Merger with Triple S Plastics, Inc.

Eimo's merger with and acquisition of Triple S was completed on 15 August, 2001, at and from which time Triple S has been a 100 % owned subsidiary of Eimo. Triple S was a U.S. public company whose U.S. headquarters were located in Portage, Michigan. Triple S had consolidated sales of USD 155 million in its
fiscal year ended 31 March, 2001.   As a result of the merger, Eimo acquired
operations in Michigan, Texas, New York and Brazil. Eimo's management believes the integration of the Triple S operations has been going well, and medium term
prospects for the acquired operations look promising.   Eimo anticipates that
many of the benefits which were originally targeted from the merger, such as advantages in getting new business from existing and new customers, additional margins from production of higher margin products and taking advantage of technology transfers, will be realized. Eimo's U.S. and Brazilian operations have obtained program commitments from several customers for a number of new large and medium sized programs. These programs require additional capital expenditure for production machinery including substantial amounts of automated assembly equipment. This expenditure is estimated to rise to over EUR 10 million during 2001-2002, and is expected to serve several at yet undefined future programs as well. Some of the committed programs began in the third quarter of 2001, with production on others expected to ramp up at various times prior to the end of the second quarter of 2002.

Eimo is accounting for the Triple S acquisition as a purchase in accordance with applicable accounting rules. The total cost of the Triple S shares to Eimo was EUR 25.1 million, while consolidated net assets of Triple S, after pre-closing adjustments were USD 32.6 million (EUR 35.7 million) as of 16 August, 2001. Because the value of the assets purchased exceeded the price paid (by EUR 10.6 million), the excess of the asset value has been recorded as a reserve on a consolidated basis. Of such reserve, EUR 6.4 million has been allocated to primarily Triple S goodwill and buildings.

                              3 (8)

The non-allocated portion of EUR 4.2 million has been booked as a separate item of negative goodwill and will be accrued to earnings during the period from 16 August, 2001 to 31 March, 2002, after which period, according to management, abnormal costs associated with Triple S operations are expected to cease.

As a result of the acquisition, the Eimo group is faced with a foreign currency translation risk where a fall in the U.S. dollar against the euro affects consolidated equity negatively, with no effect to the income statement. To partially protect against this risk, Eimo plans - from time to time - to enter into hedging arrangements, whereby an appreciation of the dollar - while positive to Eimo's operational profitability - will add to financing costs in the income statement.

Investments, Certifications

Apart from corporate acquisitions, most of the investments in the period covered by this interim report were to modernize the production facility in China and to establish painting operations in Finland. Investments in the Americas were to implement additional decoration and finishing techniques and to increase production capacity. The environmental system of the Company's production plant in Helmond, the Netherlands, was certified according to ISO 14001 environmental standards by Lloyds Register Quality Assurance. The work of obtaining certification continues with the QS 9000 quality system. The first new telecom/electronics customer audits for the production facilities in Shenzhen, China have been satisfactorily completed.

Shares Outstanding and Market Prices

The daily closing price for Eimo's Series A shares on the Helsinki Stock Exchange in the period January to September ranged between EUR 5.4 and EUR 0.88. The closing price on 30 September 2001 was EUR 1.12.

As part of the Triple S acquisition, Eimo issued 18.1 million new Series A shares, and in connection with the acquisition, all outstanding Series K shares were converted into Series A shares. At 30 September, 2001, the Company had
64.5 million Series A shares and no Series K shares outstanding. At 30 September, 2001, the total number of Series A shares issuable upon the exercise of outstanding warrants and options outstanding was slightly less than 3.5 million.

Eimo's American Depositary Shares started trading on the Nasdaq National Market System on 16 August, 2001. Each ADS represents ten (10) Eimo Series A shares.

                              4 (8)

Business Prospects

The world economy remains fragile and many estimates for global sales of mobile phones in 2001 have been downgraded to below 400 million, which implies that several of Eimo's markets have contracted during 2001. However, supported by the recently completed acquisition of Triple S and the fact that the Company achieved very good sales in October, Eimo expects consolidated sales growth of 70-90% in the last quarter compared to a year ago. Quarterly operating profit is expected to clearly exceed that of third quarter 2001.

As a result of the merger with Triple S, a larger proportion of Eimo's sales in 2001 will come from sales to customers outside the telecommunications industry than before the merger. This reduction in concentration of sales to the telecommunications industry in comparison to recent years is expected to remain true through at least 2002. Eimo projects approximately 85% of its consolidated sales in 2002 will be to telecommunications and other high tech electronics industry (eg personal digital assistants and advanced desktop electronics), while approximately 15% are expected to be to customers in other industries, primarily in the automotive and pharmaceutical industries.

While no assurances can be given, Eimo continues to expect that both its pre-acquisition operations and its operations added as a result of the acquisition of Triple S will be profitable in 2002. Supported by growth as a result of the acquisition of Triple S and new business expected to be obtained in 2002, Eimo expects significant consolidated sales growth in 2002 over the prior year.

Eimo's results for 2001 will be published on 14 February 2002.

Lahti, 14 November 2001

Eimo Oyj
Board of Directors

Further information:
Heikki Marttinen, President and CEO          +358-3-85050
Elmar Paananen, Vice Chairman, IR        +358-500-503 865

Eimo is a leading global manufacturer of precision plastic components, whose main customers are companies in the mobile communications industry. Eimo serves its customers on four continents with its eleven injection molding plants and six tool manufacturing units.

DISTRIBUTION:
HEX Helsinki Exchange
Press

                              5 (8)

This press release includes statements that constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. This information involves risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. For certain information regarding these risks and uncertainties, reference is made to Eimo's Registration Statement on Form F-4 filed with the United States Securities and Exchange Commission on July 13, 2001 (copies of the prospectus from such registration statement are available from Eimo upon written request).

APPENDIX NO. 1 TO EIMO OYJ'S STOCK EXCHANGE RELEASE     6 (8)

Consolidated profit and loss account                  1-9/2001        1-9/2000                       1-12/2000
--------------------------------------------------------------------------------------------------------------
                                                     1 000 EUR       1 000 EUR       Change %        1 000 EUR
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
NET SALES                                               91 959          71 836          28.0           105 530
--------------------------------------------------------------------------------------------------------------
Other operating income                                     898             216         315.7               327
--------------------------------------------------------------------------------------------------------------
Operating costs                                         83 377          57 372          45.3            85 869
--------------------------------------------------------------------------------------------------------------
Depreciation and write-downs                             6 219           4 374          42.2             6 319
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
OPERATING PROFIT                                         3 261          10 306        - 68.4            13 669
--------------------------------------------------------------------------------------------------------------
% of net sales                                             3.5            14.3             -              13.0
--------------------------------------------------------------------------------------------------------------
Financing income and expenses                          - 1 252            - 54       2 218.5             - 242
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
PROFIT BEFORE EXTRAORDINARY ITEMS                        2 009          10 252        - 80.4            13 427
--------------------------------------------------------------------------------------------------------------
% of net sales                                             2.2            14.3             -              12.7
--------------------------------------------------------------------------------------------------------------
Extraordinary items                                    - 1 237           - 742          66.7             - 857
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
PROFIT BEFORE  TAXES                                       772           9 510        - 91.9            12 570
--------------------------------------------------------------------------------------------------------------
% of net sales                                             0.8            13.2             -              11.9
--------------------------------------------------------------------------------------------------------------
Income taxes                                             - 509         - 2 756        - 81.5           - 3 784
--------------------------------------------------------------------------------------------------------------
Minority interests                                         407               -             -                -7
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
CONSOLIDATED PROFIT FOR THE REVIEW PERIOD                  670           6 754        - 90.1             8 779
--------------------------------------------------------------------------------------------------------------

APPENDIX NO. 2 TO EIMO OYJ'S STOCK EXCHANGE RELEASE     7 (8)

Consolidated balance sheet                           30.9.2001        30.9.2000                       31.12.00
--------------------------------------------------------------------------------------------------------------
                                                     1 000 EUR        1 000 EUR       Change %       1 000 EUR
--------------------------------------------------------------------------------------------------------------
ASSETS
--------------------------------------------------------------------------------------------------------------
NON-CURRENT ASSETS
--------------------------------------------------------------------------------------------------------------
Intangible assets                                        3 028            1 268         138.8            1 323
--------------------------------------------------------------------------------------------------------------
Tangible assets                                         89 110           50 788          75.5           55 388
--------------------------------------------------------------------------------------------------------------
Investments                                              1 837               71       2 487.3            2 158
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
--------------------------------------------------------------------------------------------------------------
Inventories                                             20 269           12 436          63.0           16 422
--------------------------------------------------------------------------------------------------------------
Long-term receivables                                        -                -             -                -
--------------------------------------------------------------------------------------------------------------
Deferred tax receivable                                  1 799                -             -                -
--------------------------------------------------------------------------------------------------------------
Short-term receivables                                  40 350           27 461          46.9           25 109
--------------------------------------------------------------------------------------------------------------
Cash and bank accounts                                   4 671            2 198         112.5            1 665
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                           161 064           94 222          70.9          102 065
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------------------------------------
Share capital                                           16 125           11 600          39.0           11 600
--------------------------------------------------------------------------------------------------------------
Share premium account                                   38 396           18 124         111.9           18 124
--------------------------------------------------------------------------------------------------------------
Retained  earnings                                      20 652           21 692         - 4.8           23 345
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
MINORITY INTERESTS                                       1 285                -             -            1 664
--------------------------------------------------------------------------------------------------------------
NEGATIVE GOODWILL                                        3 372                -             -                -
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
LIABILITIES
--------------------------------------------------------------------------------------------------------------
Deferred tax liability                                   4 432            2 312          91.7            2 980
--------------------------------------------------------------------------------------------------------------
Non-current liabilities
--------------------------------------------------------------------------------------------------------------
Interest bearing liabilities                            33 901            9 503         256.7           16 107
--------------------------------------------------------------------------------------------------------------
Current liabilities
--------------------------------------------------------------------------------------------------------------
Interest bearing liabilities                            10 516            5 215         101.6            4 059
--------------------------------------------------------------------------------------------------------------
Other non-interest bearing liabilities                  25 366           20 295          25.0           20 612
--------------------------------------------------------------------------------------------------------------
Accruals and deferred income                             7 019            5 481          28.1            3 574
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY             161 064           94 222          70.9          102 065
--------------------------------------------------------------------------------------------------------------

APPENDIX NO. 3 TO EIMO OYJ'S STOCK EXCHANGE RELEASE     8 (8)

Financial ratios                                     30.9.2001        30.9.2000       Change %        31.12.00
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------

Return on equity (ROE), %                                  3.1             18.0             -             16.9
--------------------------------------------------------------------------------------------------------------
Return on investment (ROI), %                              4.5             22.7             -             21.0
--------------------------------------------------------------------------------------------------------------
Equity ratio, %                                           48.0             56.0             -             55.0
--------------------------------------------------------------------------------------------------------------
Net Gearing, %                                            52.0             24.4             -             33.8
--------------------------------------------------------------------------------------------------------------
Current Ratio                                             1.52             1.36             -             1.53
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
Gross investments in fixed assets, 1 000 EUR            34 926           21 789          60.3           28 785
--------------------------------------------------------------------------------------------------------------
% of net sales                                            38.0             30.3             -             27.3
--------------------------------------------------------------------------------------------------------------
Average number of personnel                              1 046              736          42.1              768
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
PER SHARE RATIOS
--------------------------------------------------------------------------------------------------------------
Earnings per share (EPS), diluted, EUR                   0.031            0.155        - 80.0            0.200
--------------------------------------------------------------------------------------------------------------
Shareholders equity per share, EUR                       1.165            1.108           5.2            1.144
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
SECURITIES AND GUARANTEES, 1 000 EUR
--------------------------------------------------------------------------------------------------------------
Securities for own liabilities                          62 729           25 016             -           24 985
--------------------------------------------------------------------------------------------------------------
Other own liabilities                                    1 616                -             -                -
--------------------------------------------------------------------------------------------------------------
Nominal value of derivative contracts                    7 228            2 000             -                -
--------------------------------------------------------------------------------------------------------------
Market value of derivative contracts                     - 265                -             -                -
--------------------------------------------------------------------------------------------------------------
On behalf of outsiders                                       -                -             -                -
--------------------------------------------------------------------------------------------------------------